

Mail Stop 3030

June 8, 2016

Via E-mail
Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan, Republic of China

>   Re: **United Microelectronics Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed April 18, 2016**
>   **File No. 001-15128**

Dear Mr. Liu:

We have reviewed your June 1, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 8. Property, Plant and Equipment, page F-48

1. Please refer to your response to comment 4 and confirm to us that you will provide the disclosures required by IAS 36.130(a), (c)(i), and (e) in future filings.

You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery